NEWS RELEASE

HECLA ACQUIRES ALEXCO RESOURCE
America's largest and highest-grade silver producer adding
Canada's largest and highest-grade silver reserve

FOR IMMEDIATE RELEASE
July 5, 2022

COEUR D'ALENE, IDAHO -- Hecla Mining Company (NYSE:HL) (Hecla) and Alexco Resource Corp. (NYSE American:AXU; TSX:AXU) (Alexco) are pleased to announce a definitive agreement for Hecla to acquire all of the outstanding common shares of Alexco that Hecla does not already own. Each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock implying consideration of US$0.47 per Alexco common share and a premium of 23% based on the companies' 5-day volume weighted average price on the NYSE and NYSE American on July 1, 2022. In addition, Hecla will (i) provide interim financing to provide working capital and ensure the development and exploration at Keno Hill continues to be advanced and (ii) subscribe for additional common shares bringing its ownership stake to 9.9%.

Hecla has also entered into an agreement with Wheaton Precious Metals Corporation (WPM) to terminate its silver streaming interest at Alexco's Keno Hill property in exchange for US$135 million of Hecla common stock conditional upon the completion of Hecla's acquisition of Alexco.

Benefits to Hecla Shareholders
- A large, high-grade silver property in the Yukon, a top 10 rated jurisdiction by the Fraser Institute
- A fully permitted property with infrastructure that includes a 400 tonne per day mill, on-site camp facility, all-season highway access, and connection to the hydropower grid
- Increases Hecla's silver exposure by increasing proven and probable silver reserves 19% to 237 million ounces, measured and indicated resources 24% to 257 million ounces and inferred resources 7% to 523.7 million ounces
- Potential to be Canada's largest silver producer

Benefits to Alexco Shareholders
- Delivers an immediate up-front premium to Alexco shareholders
- Allows advancement of Keno Hill's development with an immediate and non-dilutive interim financing
- Partners with the United States' largest silver producer
- Transitions from a single asset and its development risk to a diversified production base of long-lived mines and a portfolio of high-quality exploration projects
- A strong balance sheet to invest in Keno Hill and continue its history of resource expansion
- Enhanced capital markets profile with increased analyst coverage and trading liquidity

"At Hecla, we have followed the Keno Hill project closely for a number of years, as it is one of the very few deposits that fit seamlessly into Hecla's strategy of owning and operating high-grade properties in tier one jurisdictions," said Phillips S. Baker Jr., President and CEO. "As the United States' largest silver producer, producing over 40% of silver mined in the U.S., it is natural that Hecla acquires Keno Hill which could also make Hecla Canada's largest silver producer. Silver is a critical element to decarbonize the economy and the need for domestic supply is growing. Acquiring Keno Hill allows Hecla to further meet this need with a secure high-grade silver development and exploration project that has a small environmental footprint."

"This transaction delivers significant benefits to our stakeholders," said Clynton Nauman, Chairman and CEO of Alexco. "By partnering with Hecla, an industry leader in high-grade narrow vein silver mining, we further position Keno Hill to achieve its full potential. There is no doubt that we have fallen well behind the development and production plan at Keno Hill – and our original estimate of achieving commercial production in early 2022. There are myriad reasons for those challenges, but fundamentally, they all led to an increasing level of stress across our business, which was having a negative impact on the share price, our finances, our employees, and other stakeholders. As a much larger business, Hecla has the organizational expertise and financial strength to build Keno Hill to the level and capacity required, while being able to continue to invest in exploration across the district, something that we, as Alexco, independently would likely struggle to achieve. Frankly, the opportunity now afforded to our employees, to the First Nation of Na-Cho Nyäk Dun and the wider Yukon community as a whole is superior to anything Alexco could offer in the short term. I look forward to working with Phil and his team at Hecla to close this transaction in September 2022."

Terms of the Transaction
The agreement provides Alexco shareholders with 0.116 of a Hecla share for each Alexco common share they hold as of the effective date of the agreement. Hecla will issue approximately 18 million common shares to Alexco shareholders. Upon completion of the transactions with both WPM and Alexco, and assuming the July 1, 2022 5-day volume weighted average price of Hecla's shares of US$4.13, WPM and Alexco shareholders will own approximately 5.6% and 3.0%, respectively, of the outstanding common shares of Hecla. The exact number of Hecla common shares to be issued to WPM will be calculated immediately before the closing date.

Hecla is providing Alexco with a US$30 million secured loan facility and is purchasing 8,984,100 Alexco Shares at C$0.50 per share, having an aggregate value of C$4,492,050, which will result in 9.9% of Alexco Shares being held by Hecla or its affiliates. A portion of the loan will be immediately drawn and the remainder available on a revolving basis, and the use of proceeds will be for agreed upon working capital and capital expenditures purposes according to a plan jointly approved by Alexco and Hecla. The loan and share purchase are intended to provide Alexco with immediate working capital to continue development work at Keno Hill and are not conditional upon the completion of the transaction.

Board of Directors' Recommendations
The Board of Directors of Alexco and Hecla have both unanimously approved the transaction. The Board of Directors of Alexco unanimously recommends that Alexco shareholders vote in favor of the transaction. Alexco's directors and officers support the transaction and have entered into customary voting support agreements with Hecla agreeing to vote their Alexco shares in favor of the transaction. WPM has also entered into a voting support agreement with Hecla to vote its Alexco shares in favor of the transaction, resulting in approximately 4.9% of Alexco's outstanding common shares being subject to voting support agreements to support the transaction.

Cormark Securities Inc. provided an opinion to the Alexco Board of Directors that the transaction is fair from a financial point of view to Alexco shareholders as of the date of the arrangement agreement, and subject to the assumptions, limitations and qualifications in the opinion.

Transaction Conditions and Timing
The transaction will be implemented by a Court-approved plan of arrangement under the Business Corporations Act (British Columbia) and requires the approval of: (i) 66 2/3% of the votes cast by the holders of Alexco's common shares, (ii) 66 2/3% of the votes cast by the affected securityholders of Alexco voting as a single class, and (iii) if applicable, a majority of the votes cast by the holders of Alexco's common shares after excluding any votes of Hecla and other persons required to be excluded under Canadian Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, all at a special meeting.

The Alexco-Hecla and WPM-Hecla transactions are each subject to applicable regulatory approvals and customary closing conditions. The agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of Alexco, a right for Hecla to match any superior proposal and a termination fee of US$10 million, payable by Alexco to Hecla, under certain circumstances.

It is anticipated that the special meeting will be held in September 2022 with the acquisition expected to close later that month.

Advisors and Counsel
BMO Capital Markets is acting as financial advisor to Hecla in connection with the Transaction. Osler, Hoskin & Harcourt LLP is serving as Canadian counsel to Hecla and K&L Gates is acting as U.S. counsel to Hecla.

Cormark Securities Inc. is acting as financial advisor to Alexco. Blake, Cassels & Graydon LLP is serving as counsel to Alexco.

Conference Call Details
Hecla will host a conference call on July 5, 2022 at 8:30 a.m. Eastern Time to discuss the acquisition. You may join the conference call by dialing toll-free 888-330-2391. The participant code is 4812168. Hecla's live and archived webcast can be accessed at www.hecla-mining.com under Investors.

About Hecla
Founded in 1891, Hecla Mining Company (NYSE:HL) is the largest silver producer in the United States. In addition to operating mines in Alaska, Idaho and Quebec, Canada, the Company owns a number of exploration properties and pre-development projects in world-class silver and gold mining districts throughout North America.

About Alexco
Alexco is the owner and operator of the historic Keno Hill Silver District in Canada's Yukon Territory, one of the highest-grade silver deposits in the world.

Important Additional Information About the transaction and Where to Find It

This material relates to Hecla's proposed acquisition (the "Transaction") of Alexco. Shares of Hecla's common stock (the "Hecla Shares") issued in connection with the proposed Transaction may be registered pursuant to a registration statement to be filed with the SEC or issued pursuant to an available exemption. This information is not a substitute for any registration statement or any other document that Hecla may file with the SEC or that it or Alexco may send to their respective shareholders in connection with the offer and/or issuance of Hecla Shares. Investors are urged to read any registration statement, if and when filed, and all other relevant documents that may be filed with the SEC or with Canadian regulatory authorities as and if they become available because they will contain important information about the issuance of Hecla Shares. Documents, if and when filed with the SEC, will be available free of charge at the SEC's website (www.sec.gov) and under Hecla's profile on the SEDAR website at www.sedar.com. You may also obtain these documents by contacting Hecla's Investor Relations department at Hecla Mining Company; Investor Relations; 1-800-HECLA91 (1-800-432-5291); hmc-info@hecla-mining.com. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Alexco will file proxy soliciting materials with the SEC and/or Canadian regulatory authorities. The information contained in any such filing may not be complete and may be updated, amended or changed. SHAREHOLDERS ARE URGED TO READ SUCH MATERIALS WHEN AVAILABLE AND ANY OTHER RELEVANT MATERIALS FILED WITH THE SEC AND/OR CANADIAN REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Proxy solicitation materials will be mailed to Alexco's shareholders seeking their approval of the Transaction. Anyone may also obtain a copy of such materials free of charge once available by directing a request to: Alexco Resource Corp., Suite

1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Attention: Investor Relations or, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, ID 83815-9408; Investor Relations; 1-800-HECLA91 (1-800-432-5291). In addition, any relevant materials filed with the SEC will be available free of charge at the SEC's website at www.sec.gov and under Alexco's profile on the SEDAR website at www.sedar.com. Interested persons may also access copies of such documentation filed with the SEC by visiting Alexco's website at www.alexcoresource.com.

Participants in Solicitation

Hecla, Alexco, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Hecla is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 23, 2022, its proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 12, 2022, and its Current Report on Form 8-K, which was filed with the SEC on May 27, 2022. These documents may be obtained free of charge from the SEC's website at www.sec.gov and Hecla's website at www.hecla-mining.com. Information about the directors and executive officers of Alexco is set forth in its Management Information Circular filed on SEDAR on May 5, 2022. This document may be obtained free of charge from SEDAR at www.sedar.com and Alexco's website at www.alexcoresource.com. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Alexco information circular and other relevant materials to be filed on SEDAR and with the SEC when they become available. These documents may be obtained free of charge from SEDAR at www.sedar.com and the SEC's website at www.sec.gov and Alexco's website at www.alexcoresource.com.

Cautionary Statements to Investors on Forward-Looking Statements

Forward-Looking Statements relating to Hecla

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws, including Canadian securities laws. When a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Forward-looking statements often address our expected future business and financial performance and financial condition and often contain words such as "anticipate," "intend," "plan," "will," "could," "would," "estimate," "should," "expect," "believe," "project," "target," "indicative," "preliminary," "potential" and similar expressions. Forward-looking statements in this news release may include, without limitation statements or information regarding the completion of Hecla's acquisition of Alexco and that it will close in the third quarter, the termination of WPM's stream on the Keno Hill project, the listed "benefits to Hecla shareholders," the listed "benefits to Alexco shareholders," and that Hecla has the organizational expertise and financial strength to build Keno Hill to the level and capacity required, while being able to continue to invest in exploration across the district. The material factors or assumptions used to develop such forward-looking statements or forward-looking information include that the Company's plans for development and production will proceed as expected and will not require revision as a result of risks or uncertainties, whether known, unknown or unanticipated, to which the Company's operations are subject.

Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect, which could cause actual results to differ from forward-looking statements. Such assumptions, include, but are not limited to: (i) there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions; (ii) permitting, development, operations and expansion of the Company's projects being consistent with current expectations and mine plans; (iii) political/regulatory developments in any jurisdiction in which the Company operates being consistent with its current expectations; (iv) the exchange rate for the USD/CAD and USD/MXN, being approximately consistent with current levels; (v) certain price assumptions for gold, silver, lead and zinc; (vi) prices for key supplies being approximately consistent with current levels; (vii) the accuracy of our current mineral reserve and mineral resource estimates; (viii) the Company's plans for development and production will proceed as expected and will not require revision as a result of risks or uncertainties, whether known, unknown or unanticipated; (ix) counterparties performing their obligations under hedging instruments and put option contracts; (x) sufficient workforce is available and trained to perform assigned tasks; (xi) weather patterns and rain/snowfall within normal seasonal ranges so as not to impact operations; (xii) relations with interested parties, including Native Americans, remain productive; (xiii) economic terms can be reached with third-party mill operators who have capacity to process our ore; (xiv) maintaining availability of water rights; (xv) factors do not arise that reduce available cash balances; and (xvi) there being no material increases in our current requirements to post or maintain reclamation and performance bonds or collateral related thereto.

In addition, material risks that could cause actual results to differ from forward-looking statements include, but are not limited to: (i) gold, silver and other metals price volatility; (ii) operating risks; (iii) currency fluctuations; (iv) increased production costs and variances in ore grade or recovery rates from those assumed in mining plans; (v) community relations; (vi) conflict resolution and outcome of projects or oppositions; (vii) litigation, political, regulatory, labor and environmental risks; (viii) exploration risks and results, including those mineral resources are not mineral reserves, they do not have demonstrated economic viability and there is no certainty that they can be upgraded to mineral reserves through continued exploration; (ix) the failure of counterparties to perform their obligations under hedging instruments; (x) we take a material impairment charge on our Nevada operations; (xi) we are unable to remain in compliance with all terms of the credit agreement in order to maintain continued access to the revolver, and (xii) we are unable to refinance the maturing senior notes. For a more detailed discussion of such risks and other factors, see the Company's 2021 Form 10-K, filed on February 23, 2022, with the Securities and Exchange Commission (SEC), as well as the Company's other SEC filings. The Company does not undertake any obligation to release publicly revisions to any "forward-looking statement," including, without limitation, outlook, to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued "forward-looking statement" constitutes a reaffirmation of that statement. Continued reliance on "forward-looking statements" is at investors' own risk.

Forward-Looking Statements Relating to Alexco

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the completion of Hecla's acquisition of Alexco and that it will close in the third quarter, the termination of WPM's stream on the Keno Hill project, the listed "benefits to Hecla shareholders," the listed "benefits to Alexco shareholders," and that Hecla has the organizational expertise and financial strength to build Keno Hill to the level and capacity required, while being able to continue to invest in exploration across the district, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the timing and results of development activity, the timing and amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, that proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Cautionary Statements to Investors on Reserves and Resources

This news release uses the terms "mineral resources," "measured mineral resources," "indicated mineral resources" and "inferred mineral resources." Mineral resources that are not mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Further, inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically, and an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve. On October 31, 2018, the SEC adopted new mining disclosure rules ("S-K 1300") that is more closely aligned with current industry and global regulatory practices and standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") which Hecla complies with because it also is a "reporting issuer" under Canadian securities laws. While S-K 1300 is more closely aligned with NI 43-101 than the prior SEC mining disclosure rules, there are some differences. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource and reserve estimates contained in this press release have been prepared in accordance with NI 43-101, as well as S K 1300.

Qualified Person (QP)

Kurt D. Allen, MSc., CPG, VP - Exploration of Hecla Mining Company and Keith Blair, MSc., CPG, Chief Geologist of Hecla Limited, who serve as a Qualified Person under S-K 1300 and "NI 43-101", supervised the preparation of the scientific and technical information concerning Hecla's mineral projects in this news release. Technical Report Summaries for each of the Company's material properties are filed as exhibits 96.1, 96.2 and 96.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 and are available at www.sec.gov. Information regarding data verification, surveys and investigations, quality assurance program and quality control measures and a summary of analytical or testing procedures for the Greens Creek Mine are contained in a technical report titled "Technical Report for the Greens Creek Mine" effective date December 31, 2018, and for the Lucky Friday Mine are contained in a technical report titled "Technical Report for the Lucky Friday Mine Shoshone County, Idaho, USA" effective date April 2, 2014, for Casa Berardi are contained in a technical report titled "Technical Report on the mineral resource and mineral reserve estimate for Casa Berardi Mine, Northwestern Quebec, Canada" effective date December 31, 2018 (the "Casa Berardi Technical Report"), and for the San Sebastian Mine, Mexico, are contained in a technical report prepared for Hecla titled "Technical Report for the San Sebastian Ag-Au Property, Durango, Mexico" effective date September 8, 2015. Also included in these three technical reports is a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors. Information regarding data verification, surveys and investigations, quality assurance program and quality control measures and a summary of sample, analytical or testing procedures for the Fire Creek Mine are contained in a technical report prepared for Klondex Mines, dated March 31, 2018; the Hollister Mine dated May 31, 2017, amended August 9, 2017; and the Midas Mine dated August 31, 2014, amended April 2, 2015. Copies of these technical reports are available under Hecla's and Klondex's profiles on SEDAR at www.sedar.com. Mr. Allen and Mr. Blair reviewed and verified information regarding drill sampling, data verification of all digitally collected data, drill surveys and specific gravity determinations relating to all the mines. The review encompassed quality assurance programs and quality control measures including analytical or testing practice, chain-of-custody procedures, sample storage procedures and included independent sample collection and analysis. This review found the information and procedures meet industry standards and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

The disclosure of all scientific and technical information in this news release concerning Alexco's mineral properties has been reviewed and approved Sebastien D. Tolgyesi, P.Eng., P.Geo. (Keno Hill Operations Manager, Alexco), who is a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Information About Each Company
Information in this news release about Hecla has been provided by, and is the responsibility of, Hecla. For further information about Hecla, please refer to Hecla's SEC filings, including its Annual Report on Form 10-K filed on February 22, 2022 and its filings with Canadian securities regulatory authorities under its issuer profile on SEDAR. Information in this news release about Alexco has been provided by, and is the responsibility of, Alexco. For further information about Alexco, please refer to Alexco's filings, including its Annual Report on Form 40-F filed on March 21, 2022 and its filings with Canadian securities regulatory authorities under its issuer profile on SEDAR.

For further information, please contact:

Hecla:
Anvita M. Patil
Vice President - Investor Relations and Treasurer
800-HECLA91 (800-432-5291)
Investor Relations
Email: hmc-info@hecla-mining.com
Website: www.hecla-mining.com

Alexco:
Rajni Bala
Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com
Website: www.alexcoresource.com

Table A

Hecla's Mineral Reserves – 12/31/2021[1]

Proven Reserves[1]										
		Silver	Gold	Lead	Zinc	Copper	Silver	Gold	Lead	Zinc	Copper
Asset	Tons (000)	(oz/ton)	(oz/ton)	%	%	%	(000 oz)	(000 oz)	(Tons)	(Tons)	(Tons)
Greens Creek [2,3]	2	9.6	0.08	1.7	4.5	-	18	0.1	30	80	-
Lucky Friday [2,4]	4,691	13.9	-	8.4	3.4	-	65,313	-	395,290	159,360	-
Casa Berardi Open Pit [2,5]	4,763	-	0.10	-	-	-	-	453	-	-	-
Casa Berardi Underground [2,5]	923	-	0.16	-	-	-	-	143	-	-	-
Total	**10,378**						**65,331**	**596**	**395,320**	**159,440**	**-**

Probable Reserves[6]										
		Silver	Gold	Lead	Zinc	Copper	Silver	Gold	Lead	Zinc	Copper
Asset	Tons (000)	(oz/ton)	(oz/ton)	%	%	%	(000 oz)	(000 oz)	(Tons)	(Tons)	(Tons)
Greens Creek [2,3]	11,074	11.3	0.09	2.5	6.6	-	125,201	946	282,220	725,830	-
Lucky Friday [2,4]	765	12.3	-	7.5	2.8	-	9,386	-	57,160	21,650	-
Casa Berardi Open Pit [2,5]	13,371	-	0.07	-	-	-	-	928	-	-	-
Casa Berardi Underground [2,5]	1,695	-	0.15	-	-	-	-	259	-	-	-
Total	**26,905**						**134,587**	**2,133**	**339,380**	**747,480**	**-**

Proven and Probable Reserves										
		Silver	Gold	Lead	Zinc	Copper	Silver	Gold	Lead	Zinc	Copper
Asset	Tons (000)	(oz/ton)	(oz/ton)	%	%	%	(000 oz)	(000 oz)	(Tons)	(Tons)	(Tons)
Greens Creek [2,3]	11,076	11.3	0.09	2.5	6.6	-	125,219	946	282,250	725,920	-
Lucky Friday [2,4]	5,456	13.7	-	8.3	3.3	-	74,699	-	452,440	181,020	-
Casa Berardi Open Pit [2,5]	18,134	-	0.08	-	-	-	-	1,381	-	-	-
Casa Berardi Underground [2,5]	2,618	-	0.15	-	-	-	-	403	-	-	-
Total	**37,283**						**199,918**	**2,730**	**734,690**	**906,940**	**-**

[1] The term "reserve" means an estimate of tonnage and grade or quality of indicated and measured resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is an economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. The term "proven reserves' means the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. Reserves are reported in accordance with Section 1300 of Regulation S-K of the Securities Act of 1933, as amended and NI 43-101. See footnotes 7 and 8 below.

[2] Mineral reserves are based on $17/oz silver, $1600/oz gold, $0.90/lb lead, $1.15/lb zinc, unless otherwise stated.

[3] The reserve NSR cut-off grades for Greens Creek are $215/ton for all zones at Greens Creek except the Gallagher Zone at $220/ton; metallurgical recoveries (actual 2021): 81.26% silver, 72.34% gold, 82.29% lead, 89.58% zinc

[4] The reserve NSR cut-off grades for Lucky Friday are $216.19 for the 30 Vein and $230.98 for the Intermediate Veins; metallurgical recoveries (actual 2021): 95.18% silver, 94.62% lead, 89.97% zinc

[5] The average reserve cut-off grades at Casa Berardi are 0.101 oz/ton gold (3.47 g/tonne) for underground and 0.037 oz/ton (1.27 g/tonne) for open pit. Metallurgical recovery (actual 2021): 84.82% gold; US$/CAN$ exchange rate: 1:1.275.

[6] The term "probable reserves" means the economically mineable part of an indicated and, in some cases, a measured mineral resource. See footnotes 8 and 9 below.

Totals may not represent the sum of parts due to rounding

Hecla's Mineral Resources – 12/31/2021[7]

Measured Resources[8]

Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek [11,12]	-	-	-	-	-	-	-	-	-	-	-
Lucky Friday [11,13]	8,652	7.6	-	4.9	2.5	-	65,752	-	425,100	213,480	-
Casa Berardi Open Pit [11,14]	96	-	0.04	-	-	-	-	4	-	-	-
Casa Berardi Underground [11,14]	2,272	-	0.15	-	-	-	-	351	-	-	-
San Sebastian - Oxide [15]	-	-	-	-	-	-	-	-	-	-	-
San Sebastian - Sulfide [15]	-	-	-	-	-	-	-	-	-	-	-
Fire Creek [16,17]	20	0.7	0.50	-	-	-	14	10	-	-	-
Hollister [16,18]	18	4.9	0.59	-	-	-	87	10	-	-	-
Midas [16,19]	2	7.6	0.68	-	-	-	14	1	-	-	-
Heva [20]	-	-	-	-	-	-	-	-	-	-	-
Hosco [20]	-	-	-	-	-	-	-	-	-	-	-
Star [21]	-	-	-	-	-	-	-	-	-	-	-
Total	11,060						65,867	377	425,100	213,480	-

Indicated Resources[9]

Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek [11,12]	8,355	12.8	0.10	3.0	8.4	-	106,670	836	250,040	701,520	-
Lucky Friday [11,13]	1,841	7.6	-	5.1	2.4	-	14,010	-	93,140	44,120	-
Casa Berardi Open Pit [11,14]	420	-	0.03	-	-	-	-	14	-	-	-
Casa Berardi Underground [11,14]	4,976	-	0.14	-	-	-	-	685	-	-	-
San Sebastian - Oxide [15]	1,453	6.5	0.09	-	-	-	9,430	135	-	-	-
San Sebastian - Sulfide [15]	1,187	5.5	0.01	1.9	2.9	1.2	6,579	16	22,420	34,100	14,650
Fire Creek [16,17]	113	1.0	0.45	-	-	-	114	51	-	-	-
Hollister [16,18]	70	1.9	0.58	-	-	-	130	40	-	-	-
Midas [16,19]	76	5.7	0.42	-	-	-	430	32	-	-	-
Heva [20]	1,266	-	0.06	-	-	-	-	76	-	-	-
Hosco [20]	29,287	-	0.04	-	-	-	-	1,201	-	-	-
Star [21]	1,126	2.9	-	6.2	7.4	-	3,301	-	69,900	83,410	-
Total	50,168						140,663	3,088	435,500	863,150	14,650

Measured & Indicated Resources

Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek [11,12]	8,355	12.8	0.10	3.0	8.4	-	106,670	836	250,040	701,520	-
Lucky Friday [11,13]	10,493	7.6	-	4.9	2.5	-	79,762	-	518,240	257,600	-
Casa Berardi Open Pit [11,14]	516	-	0.03	-	-	-	-	18	-	-	-
Casa Berardi Underground [11,14]	7,248	-	0.14	-	-	-	-	1,036	-	-	-
San Sebastian - Oxide [15]	1,453	6.5	0.09	-	-	-	9,430	135	-	-	-
San Sebastian - Sulfide [15]	1,187	5.5	0.01	1.9	2.9	1.2	6,579	16	22,420	34,100	14,650
Fire Creek [16,17]	134	1.0	0.46	-	-	-	128	61	-	-	-
Hollister [16,18]	88	2.5	0.58	-	-	-	217	51	-	-	-
Midas [16,19]	78	5.7	0.43	-	-	-	444	33	-	-	-
Heva [20]	1,266	-	0.06	-	-	-	-	76	-	-	-
Hosco [20]	29,287	-	0.04	-	-	-	-	1,201	-	-	-
Star [21]	1,126	2.9	-	6.2	7.4	-	3,301	-	69,900	83,410	-
Total	61,229						206,530	3,464	860,600	1,076,630	14,650

		Silver	Gold	Lead	Zinc	Copper	Silver	Gold	Lead	Zinc	Copper
Inferred Resources[10]											
Asset	Tons (000)	(oz/ton)	(oz/ton)	%	%	%	(000 oz)	(000 oz)	(Tons)	(Tons)	(Tons)
Greens Creek [11,12]	2,152	12.8	0.08	2.8	6.8	-	27,508	164	60,140	146,020	-
Lucky Friday [11,13]	5,377	7.8	-	5.8	2.4	-	41,872	-	311,850	129,600	-
Casa Berardi Open Pit [11,14]	7,886	-	0.05	-	-	-	-	383	-	-	-
Casa Berardi Underground [11,14]	2,239	-	0.18	-	-	-	-	408	-	-	-
San Sebastian - Oxide [15]	3,490	6.4	0.05	-	-	-	22,353	182		-	-
San Sebastian - Sulfide [15]	385	4.2	0.01	1.6	2.3	0.9	1,606	5	6,070	8,830	3,330
Fire Creek [16,17]	765	0.5	0.51	-	-	-	394	392	-	-	-
Fire Creek - Open Pit [22]	74,584	0.1	0.03	-	-	-	5,232	2,178	-	-	-
Hollister [18,18]	642	3.0	0.42	-	-	-	1,916	273	-	-	-
Midas [16,19]	1,232	6.3	0.50	-	-	-	7,723	615	-	-	-
Heva [20]	2,787	-	0.08	-	-	-	-	216	-	-	-
Hosco [20]	17,726	-	0.04	-	-	-	-	663	-	-	-
Star [21]	3,157	2.9	-	5.6	5.5	-	9,432	-	178,670	174,450	-
San Juan Silver [23]	3,594	11.3	0.01	1.4	1.1	-	40,716	36	51,750	40,800	
Monte Cristo [24]	913	0.3	0.14	-	-	-	271	131	-	-	-
Rock Creek [25]	100,086	1.5	-	-	-	0.7	148,736	-	-	-	658,680
Montanore [26]	112,185	1.6	-	-	-	0.7	183,346	-	-	-	759,420
Total.	339,200						491,103	5,644	608,480	499,700	1,421,430

Note: All estimates are in-situ except for the proven reserves at Greens Creek which are in surface stockpiles. Mineral resources are exclusive of reserves.

[7] The term "mineral resources" means a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Resources are reported in accordance with Section 1300 of Regulation S-K of the Securities Act of 1933, as amended and NI 43-101.

[8] The term "measured resources" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

[9] The term "indicated resources" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

[10] The term "inferred resources" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

[11] Mineral resources are based on $1700/oz gold, $21/oz silver, $1.15/lb lead, $1.35/lb zinc and $3.00/lb copper, unless otherwise stated.

[12] The resource NSR cut-off grades for Greens Creek are $215/ton for all zones at Greens Creek except the Gallagher Zone at $220/ton; metallurgical recoveries (actual 2021): 81.26% silver, 72.34% gold, 82.29% lead, 89.58% zinc.

[13] The resource NSR cut-off grades for Lucky Friday are $170.18 for the 30 Vein, $184.97 for the Intermediate Veins and $207.15 for the Lucky Friday Vein; metallurgical recoveries (actual 2021): 95.18% silver, 94.62% lead, 89.97% zinc.

[14] The average resource cut-off grades at Casa Berardi are 0.089 oz/ton gold (3.06 g/tonne) for underground and 0.036 oz/ton (1.22 g/tonne) for open pit; metallurgical recovery (actual 2021): 84.82% gold; US$/CAN$ exchange rate: 1:1.275.

[15] Indicated resources for most zones at San Sebastian based on $1500/oz gold, $21/oz silver, $1.15/lb lead, $1.35/lb zinc and $3.00/lb copper using a cut-off grade of $90.72/ton ($100/tonne); $1700/oz gold used for Toro, Bronco, and Tigre zones. Metallurgical recoveries based on grade dependent recovery curves: recoveries at the mean resource grade average 89% silver and 84% gold for oxide material and 85% silver, 83% gold, 81% lead, 86% zinc, and 83% for copper for sulfide material. Resources reported at a minimum mining width of 8.2 feet (2.5m) for Middle Vein, North Vein, and East Francine, 6.5ft (1.98m) for El Toro, El Bronco, and El Tigre, and 4.9 feet (1.5 m) for Hugh Zone and Andrea.

[16] Mineral resources for Fire Creek, Hollister and Midas are reported using $1500/oz gold and $21/oz silver prices, unless otherwise noted. A minimum mining width is defined as four feet or the vein true thickness plus two feet, whichever is greater.

[17] Fire Creek mineral resources are reported at a gold equivalent cut-off grade of 0.283 oz/ton. Metallurgical recoveries: 90% gold, 70% silver.

[18] Hollister mineral resources, including the Hatter Graben are reported at a gold equivalent cut-off grade of 0.238 oz/ton. Metallurgical recoveries: 88% gold, 66% silver

[19] Midas mineral resources are reported at a gold equivalent cut-off grade of 0.237 oz/ton. Metallurgical recoveries: 90% gold, 70% silver. A gold-equivalent cut-off grade of 0.1 oz/ton and a gold price of $1700/oz used for Sinter Zone with resources undiluted.

[20] Measured, indicated and inferred resources at Heva and Hosco are based on $1,500/oz gold. Resources are without dilution or material loss at a gold cut-off grade of 0.01 oz/ton (0.33 g/tonne) for open pit and 0.088 oz/ton (3.0 g/tonne) for underground.

Metallurgical recovery: Heva: 95% gold, Hosco: 87.7% gold.

[21] Indicated and Inferred resources at the Star property are reported using $21 silver, $0.95 lead, $1.10 lead, a minimum mining width of 4.3 feet and a cut-off grade of $100/ton; Metallurgical recovery: 93.38% silver, 93.33% lead, 86.96% zinc.

[22] Inferred open-pit resources for Fire Creek calculated November 30, 2017, using gold and silver recoveries of 65% and 30% for oxide material and 60% and 25% for mixed oxide-sulfide material. Indicated Resources reclassified as Inferred in 2019.

Open pit resources are calculated at $1400 gold and $19.83 silver and cut-off grade of 0.01 Au Equivalent oz/ton and is inclusive of 10% mining dilution and 5% ore loss. Open pit mineral resources exclusive of underground mineral resources.

[23] Inferred resources reported at a minimum mining width of 6.0 feet for Bulldog and a cut-off grade of 6.0 equivalent oz/ton silver and 5.0 feet for Equity and North Amethyst vein at a cut-off grade of $50/ton and $100/ton; based on $1400 Au, $26.5 Ag, $0.85 Pb, and $0.85 Zn.

Metallurgical recoveries based on grade dependent recovery curves: recoveries at the mean resource grade average 88% silver and 74% lead for the Bulldog and a constant 85% gold and 85% silver for North Amethyst and Equity.

[24] Inferred resource at Monte Cristo reported at a minimum mining width of 5.0 feet; resources based on $1400 Au, $26.5 Ag using a 0.06 oz/ton gold cut-off grade. Metallurgical recovery: 90% gold, 90% silver.

[25] Inferred resource at Rock Creek reported at a minimum thickness of 15 feet and a cut-off grade of $24.50/ton NSR; Metallurgical recoveries: 88% silver, 92% copper.

Resources adjusted based on mining restrictions as defined by U.S. Forest Service, Kootenai National Forest in the June 2003 'Record of Decision, Rock Creek Project'.

[26] Inferred resource at Montanore reported at a minimum thickness of 15 feet and a cut-off grade of $24.50/ton NSR; Metallurgical recoveries: 88% silver, 92% copper.

Resources adjusted based on mining restrictions as defined by U.S. Forest Service, Kootenai National Forest, Montana DEQ in December 2015 'Joint Final EIS, Montanore Project' and the February 2016 U.S Forest Service - Kootenai National Forest 'Record of Decision, Montanore Project'.

Totals may not represent the sum of parts due to rounding

Table B

Alexco's Mineral Reserves

Probable Reserves									
Deposit	**Tonnes**	**Silver (g/t)**	**Lead %**	**Zinc %**	**Gold (g/t)**	**Silver (000 oz)**	**Lead (M lbs)**	**Zinc (M lbs)**	**Gold (000 oz)**
Bellekeno	12,809	936	13.0	7.3	-	385	4	2	-
Bellekeno Surface Deposits	3,397	1,150	21.7	4.5	-	126	2	-	-
Lucky Queen	70,648	1,269	2.7	1.6	0.1	2,883	4	2	-
Flame & Moth	721,322	672	2.7	6.2	0.5	15,590	43	99	11
Bermingham	640,173	899	2.3	1.3	0.1	18,209	31	18	3
Total	**1,438,349**	**804**	**2.6**	**3.8**	**0.3**	**37,193**	**84**	**122**	**14**

Notes:
1. Mineral Reserves reported herein are dated May 26, 2021 (see Alexco's news release "Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill") and do not include depletion since that time.
2. Mineral Reserves are reported herein based on an NSR cutoff value using estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges.
3. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.
4. The Bellekeno, Lucky Queen, Flame & Moth and Bermingham deposits are incorporated into the current mine plan supported by disclosure in the news release dated May 26, 2021 entitled "Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill".
5. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

Alexco's Mineral Resources

Indicated Resources						
Deposit	**Tonnes**	**Silver (g/t)**	**Lead %**	**Zinc %**	**Gold (g/t)**	**Silver (000 oz)**
Bellekeno	213,000	620	5.5	5.5	n/a	4,246
Lucky Queen	132,300	1,167	2.4	1.6	0.2	4,964
Flame & Moth	1,679,000	498	1.9	5.3	0.4	26,883
Onek	700,200	191	1.2	11.9	0.6	4,300
Bermingham	1,562,700	939	2.6	1.7	0.2	47,210
Total	**4,287,200**	**635**	**2.2**	**5.0**	**0.3**	**87,603**

Inferred Resources						
Deposit	**Tonnes**	**Silver (g/t)**	**Lead %**	**Zinc %**	**Gold (g/t)**	**Silver (000 oz)**
Bellekeno	302,000	359	2.5	5.4	n/a	3,486
Lucky Queen	257,900	473	1.0	0.8	0.1	3,922
Flame & Moth	365,200	356	0.5	4.3	0.3	4,180
Onek	285,100	118	1.2	8.3	0.4	1,082
Bermingham	843,400	735	2.0	1.3	0.2	19,930
Total	**2,053,600**	**494**	**1.6**	**3.3**	**0.2**	**32,600**

Notes:
1. All Mineral Resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.
2. Indicated Mineral Resources are inclusive of Probable Mineral Reserves estimates.
3. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
4. The Mineral Resource estimates comprising Lucky Queen and Flame & Moth, Onek and Bermingham are supported by disclosure in the news release dated May 26, 2021 entitled "Alexco Announces 22% Increase to Silver Reserves,; Updated Technical Report Demonstrates Robust Economics at Keno Hill" and the Technical Report filed on SEDAR dated May 26, 2021   with an effective date of April 1, 2021.
5. The Mineral Resource estimate for the Bermingham deposit is based on Mineral Resource estimates having an effective date of November 30, 2021.
6. The Mineral Resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.
7. The Mineral Resource estimate for the Bellekeno deposit is based on an internal Mineral Resource estimate completed by Alexco Resource Corp. and externally audited by SRK Consulting Inc., having an effective date of January 01, 2021. This Mineral Resource estimate has been depleted to reflect all mine production from Bellekeno to the end of December 2020 and does not reflect any depletion from production that occurred in 2021.